UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

FB FINANCIAL CORPORATION

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

30257X 104

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) James W. Ayers
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole Voting Power 17,180,000
	6	Shared Voting Power 0
	7	Sole Dispositive Power 17,180,000
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 17,180,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 71.3% (1)
12	Type of Reporting Person (see instructions) IN

(1)	There were 24,107,660 shares of common stock, $1.00 par value per share, of FB Financial Corporation, a Tennessee corporation (the “Issuer”), outstanding as of December 31, 2016, as reported by the Issuer to the Reporting Person.

Item 1.

(a)	Name of Issuer:

FB Financial Corporation

(b)	Address of Issuer’s Principal Executive Offices:

211 Commerce Street, Suite 300, Nashville, Tennessee 37201

Item 2.

(a)	Name of Person Filing:

James W. Ayers

(b)	Address of Principal Business Office or, if None, Residence:

The address for the principal business office is James W. Ayers is:

c/o FB Financial Corporation

211 Commerce Street, Suite 300, Nashville, Tennessee 37201

(c)	Citizenship:

James W. Ayers – United States

(d)	Title of Class of Securities:

Common stock, $1.00 par value per share

(e)	CUSIP Number:

30257X 104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

This statement is not filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).

Item 4.	Ownership.

(a)	Amount beneficially owned: 17,180,000

(b)	Percent of class: 71.3% (1)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 17,180,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 17,180,000

(iv)	Shared power to dispose or to direct the disposition of: 0

(1)	There were 24,107,660 shares of common stock, $1.00 par value per share, of FB Financial Corporation, a Tennessee corporation (the “Issuer”), outstanding as of December 31, 2016, as reported by the Issuer to the Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017

JAMES W. AYERS

/s/ James W. Ayers
Name:	James W. Ayers

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